
Mail Stop 7010

November 15, 2006

via U.S. mail and facsimile

Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

> **Re: Tupperware Brands Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Quarters Ended March 31, 2006, July 1, 2006 and**
> **September 30, 2006**
> **File No. 1-11657**

Dear Mr. Poteshman:

      We have reviewed your response letter dated October 26, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 36

1. We have reviewed your response to comment 1. In your statements of income and in your notes to the financial statements on page 50, you characterized the

make-whole payments of $22 million in 2005 as interest expense. We remind you that paragraph 23(d) of SFAS 95 indicates that cash payments to lenders and other creditors for interest should be reflected in cash outflows from operating activities. In light of this, please further advise how you determined it was appropriate to reflect this payment in cash flows from financing activities. In addition, please provide us with the terms of the make-whole provision and tell us tell us whether the redemption price of the notes was equal to 100% of the principal amount or some other percentage of the principal amount.

Form 10-Q for the period ended September 30, 2006

Note 10. Segment Information, page 15

2. We have reviewed your response to prior comment 2. You state that each of your reportable segments, which are Europe, Asia Pacific and Mexico, North America, Beauticontrol North America, and International Beauty, is a single operating segment with no aggregation of operating segments within the reportable segment. We remind you that paragraph 10 of SFAS 131 states that an operating segment is a component of an enterprise: (a) that engages in business activities for which it may earn revenues and incur expenses; (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available. It is unclear how your CODM can assess performance and make decisions regarding the allocation of resources if they view operations at these levels. Please address the following:

- Tell us how you determined who your CODM is pursuant to paragraph 12 of SFAS 131. We remind you that the CODM may also be a group; and
- Tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose. For example, tell us whether discrete financial information is available on a country level or in some other manner.

* * * *

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief